
August 20, 2010

Mr. Philip Manning
Chief Financial Officer
Bullion Monarch Mining, Inc.
Bullion Monarch Mining, Inc. (New)
20 North Main Street, Suite 202
St. George, UT 84770

> **Re:** **Bullion Monarch Mining, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **Filed July 16, 2010**
> **Bullion Monarch Mining, Inc. (New)**
> **Form 10 Filed July 23, 2010**
> **File No. 1-03896 & 0-54045**

Dear Mr. Manning:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2010

Form 10 Filed, July 23, 2010 (New Bullion)

General

1.   We note various disclosures, including those discussing your reorganization event found on page five as well as in "Footnote 1" to your financial statements, which include multiple references to the SEC. Please modify your disclosure to remove any references

that might be construed as attributing responsibility or decision making to the agency. For instance the determination of the successor issuer matter is by virtue of application of the rule, rather than an SEC determination. Further, to our knowledge, at no time has the Office of General Counsel or the Commissioners of the SEC been a participant in the review of the company's filings. Please remove this representation from your filing or otherwise explain. We note similar disclosures for the above matters in the Form 10 filed for "Bullion Monarch Mining, Inc. (New)". Please modify those disclosures as well.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief